EXHIBIT 3.2

AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
CALADRIUS BIOSCIENCES, INC.
(a Delaware Corporation)

(adopted effective as of July 27, 2016)

Pursuant to Article VII, Section 8.1 of the Amended and Restated By-laws (the “By-laws”), Section 5.2 of the By-laws, entitled “Certificates of Stock,” is hereby deleted in its entirety and replaced by the following new Section 5.2, to be entitled, “Stock Certificates; Uncertificated Stock”:

Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the chairman or Vice-chairman of the Board of Directors, or the President or a Vice-President and the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the certificate of incorporation, these By-Laws, applicable securities laws or any agreement among any number of shareholders or among any such holders and the Corporation shall have conspicuously noted on the face or back of such certificate either the full text of such restriction or a statement of the existence of such restriction.

Section 5.3 of the By-laws, entitled “Lost, Stolen or Destroyed Certificates,” is hereby deleted in its entirety and replaced by the following new Section 5.3, to be entitled, “Lost, Stolen or Destroyed Certificates”:

The Corporation may issue a new certificate or uncertificated shares in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Chief Executive Officer may, in their discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give reasonable evidence of such loss, theft or destruction, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

Section 8.1 of the By-laws, entitled “By the Board of Directors,” is hereby deleted in its entirety and replaced by the following new Section 8.1, to be entitled, “By the Board of Directors”:

Except as is otherwise set forth in these By-Laws or the certificate of incorporation, these By-Laws may be altered, amended or repealed, or new By-Laws may be adopted, by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.